Progress Energy Ltd.

SUPPL Progress

NEWS RELEASE TO THE SHAREHOLDERS

PROGRESS ANNOUNCES BRITISH COLUMBIA PROPERTY ACQUISITION, FARMIN AND $25 MILLION EQUITY FINANCING

Calgary, Alberta, Canada, September 19, 2002 – (TSE PGX) Progress Energy Ltd. announces today that it has entered into an agreement whereby it will acquire certain properties in the Fort St. John area of northeast British Columbia from Pengrowth Corporation for a purchase price of $25.4 million, with a July 1, 2002 effective date and is subject to normal closing conditions. Closing of this acquisition is expected to occur October 1, 2002.

The acquisition consists of various producing properties in the Fort St. John area that have a combined total production of approximately 1,000 boe per day, consisting of 4,000 mcf per day of natural gas and 330 bbls per day of crude oil and natural gas liquids. Reserves associated with this acquisition are approximately 3.0 million boe of proven reserves, consisting of 13.5 bcf of natural gas and 741,000 barrels of crude oil and natural gas liquids.

The acquisition includes 61,000 acres of undeveloped land with Progress and Pengrowth each owning a 50% working interest. Progress will own 30,500 net acres and have access to the complementary Pengrowth owned 30,500 net acres through a farmin arrangement. Progress has committed to gross expenditures of $10 million on the joint lands over the 18 month period beginning October 1, 2002. Total Progress controlled undeveloped land acreage as a result of this transaction increases by approximately six fold bringing the total undeveloped land in the Fort St. John area to approximately 73,000 net acres.

Mr. David Johnson, President and Chief Executive Officer of Progress, stated that "this acquisition, combined with our acquisition of Campion Resources Ltd. in June 2002, solidifies our position in the Fort St. John area of northeast British Columbia. It provides us with a production platform, infrastructure and an undeveloped land position that will facilitate strong growth for the next several years. This acquisition is consistent with our strategy of building core area dominance in our identified focus areas of Fort St. John and west central Alberta."

Subsequent to this acquisition Progress will exit 2002 with approximately 7,000 boe per day of production with approximately 70% being natural gas.

Progress also announces that it has entered a bought deal private placement of 4,464,300 common shares at a price of $5.60 per common share for total gross proceeds of $25 million. The underwriting of the private placement is being led by Peters & Co. Limited and includes FirstEnergy Capital Corp., Yorkton Securities Inc., and BMO Nesbitt Burns Inc. The net proceeds received from the sale of the common shares will be used to enhance and accelerate the 2002/2003 capital program, fund possible acquisitions and for general corporate purposes.

Progress is a Calgary, Alberta, Canada based crude oil and natural gas exploration, development and production company.

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For further information contact:

Mr. David Johnson
President & Chief Executive Officer

Mr. Steven Allaire
Vice President & Chief Financial Officer

Progress Energy Ltd.
1400, 440 – 2nd Avenue S.W.
Calgary, Alberta, Canada
T2P 5E9

Phone: (403) 216-2510
Fax: (403) 216-2514
Email: ir@progressenergy.com
Web: www.progressenergy.com

Forward Looking Statements – Certain information regarding Progress Energy Ltd. set forth in this document, including management's assessment of Progress Energy Ltd.'s future plans and operations, contains forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond Progress Energy Ltd.'s control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Progress Energy Ltd.'s actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Progress Energy Ltd. will derive therefrom.